Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Third Quarter 2018 Financial Results

•	A total of 2,558 hotels with 209,463 hotel rooms were in operation as of September 30, 2018, as compared to 2,434 hotels and 201,275 hotel rooms as of June 30, 2018.
•

Total revenues increased 21.6% year-over-year to RMB256.8 million (US$37.4 million) [1] for the third quarter of 2018. Total revenues increased 21.7% year-over-year to RMB695.1 million (US$101.2 million)[1] for the first nine months of 2018.

•

Adjusted EBITDA (non-GAAP) increased 24.2% year-over-year to RMB156.5 million (US$22.8 million) [1] for the third quarter of 2018. Adjusted EBITDA (non-GAAP) increased 24.6% year-over-year to RMB409.2 million (US$59.6 million) [1] for the first nine months of 2018.

•

Net income increased 36.3% year-over-year to RMB152.4 million (US$22.2 million)[1] for the third quarter of 2018. Net income increased 15.2% year-over-year to RMB339.8 million (US$49.5 million) [1] for the first nine months of 2018.

•

Core net income (non-GAAP) increased 30.3% year-over-year to RMB125.3 million (US$18.2 million) [1] for the third quarter of 2018. Core net income (non-GAAP) increased 27.6% year-over-year to RMB320.1 million (US$46.6 million) [1] for the first nine months of 2018.

•	Basic and diluted net income per ADS were RMB1.50 (US$0.22) [1] for the third quarter of 2018. Basic and diluted net income per ADS were RMB3.46 (US$0.50) [1] for the first nine months of 2018.
•

Basic and diluted core net income per ADS (non-GAAP) were RMB1.23 (US$0.18)[1] for the third quarter of 2018. Basic and diluted core net income per ADS (non-GAAP) were RMB3.26 (US$0.47) [1] for the first nine months of 2018.

•

As of September 30, 2018, the Company had a strong pipeline with a total of 504 hotels contracted for or under development. For the third quarter of 2018, the Company opened 145 F&M hotels and one L&O hotel, compared to 109 F&M hotels for the third quarter of 2017.

•	The Company reaffirmed guidance for growth in full year 2018 total revenues of 20-25% from 2017.

SHANGHAI, China, November 19, 2018 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading franchised hotel operator in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter of 2018 Operational Highlights

•

As of September 30, 2018, GreenTree had 30 leased-and-operated (“L&O”) hotels and 2,528 franchised-and-managed (“F&M”) hotels in operation in 278 cities across China, compared to 26 L&O hotels and 2,408 F&M hotels in operation in 267 cities as of June 30, 2018.

•

The Company opened 145 F&M hotels and one L&O hotel, 73 in the mid-scale segment, 21 in the business to mid-to-up-scale segment and 52 in the economy segment. Of the hotels opened, 10 hotels were in Tier 1 cities[2], 28 in Tier 2 cities[3] and the remaining 108 hotels in other cities in China, while the Company closed a total of 22 F&M hotels in the quarter.

1

The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.8680 on September 28, 2018 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20181001.

2	“Tier 1 cities” refers to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou.
3

“Tier 2 cities” refers to the 32 major cities, other than Tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council.

•	As of September 30, 2018, the Company had a strong pipeline with a total of 504 hotels contracted for or under development.
•	The average daily room rate, or ADR, for all hotels in operation, was RMB167 in the third quarter of 2018, an increase of 4.4% year-over-year.
•	The occupancy rate for all hotels in operation was 87.2% in the third quarter of 2018, a decrease of 0.2% year-over-year.
•

The revenue per available room, or RevPAR, which is calculated by multiplying our hotels’ ADR by its occupancy rate, was RMB146 in the third quarter of 2018, representing a 4.3% year-over-year increase.

•

As of September 30, 2018, the Company had approximately 26 million individual loyal members (of which approximately 20 million are paid members) and over 1,020,000 corporate members, compared to approximately 24 million (of which approximately 19 million are paid members) and over 930,000 respectively, as of June 30, 2018.

•

The Company sold approximately 94.9% of its room nights through its direct sales channels, including its individual loyal members and corporate members, while online travel agencies, or OTAs, only contributed approximately 5.1%.

“We remain committed to a steady and stable growth strategy as we explore the growing consumption trends in second and third tier cities and expand our geographical coverage across China, covering 278 cities at the end of September 2018, ” commented Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree. “During the third quarter, we opened 146 new hotels and continued to grow our pipeline. We are on track to open more new hotels in the remaining part of this year. We also started to explore ways to grow our service apartment business recently. Finally, we remain interested in exploring appropriate value-enhancing acquisition opportunities to help strengthen our hotel platform and increase long-term shareholder value.”

Third Quarter of 2018 Financial Results

	Quarter Ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	USD
Revenues
Leased-and-operated hotels	47,930,487	57,384,611	8,355,360
Franchised-and-managed hotels	149,391,851	179,722,463	26,168,093
Membership fees	13,799,619	19,718,205	2,871,026
Total revenues	211,121,957	256,825,279	37,394,479

First nine months of 2018 Financial Results

	Quarter Ended
	September30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	USD
Revenues
Leased-and-operated hotels	136,757,301	151,300,547	22,029,783
Franchised-and-managed hotels	395,890,485	489,101,041	71,214,479
Membership fees	38,686,758	54,721,402	7,967,589
Total revenues	571,334,544	695,122,990	101,211,851

Total revenues for the third quarter of 2018 were RMB256.8 million (US$37.4 million)1, representing a 21.6% increase over third quarter 2017. Total revenues for the first nine months of 2018 were RMB695.1 million (US$101.2 million)1, representing a 21.7% increase over first nine months of 2017. The year-over-year increase in the third quarter of 2018 was primarily attributable to the 123 F&M hotels net addition to our network, the addition of a new L&O hotel and the conversion of three F&M to L&O hotels during this quarter, improved RevPAR for both F&M and L&O hotels as well as membership growth; and was partially offset by the renovation of six L&O hotels during this quarter and the conversion of one L&O to an F&M hotel after the second quarter of 2017.

•

Total revenues from leased-and-operated hotels for the third quarter of 2018 were RMB57.4 million (US$8.4 million)[1], representing a 19.7% year-over-year increase. Total revenues from leased-and-operated hotels for the first nine months of 2018 were RMB151.3 million (US$22.0 million)[1], representing a 10.6% year-over-year increase. The year-over-year increase in the third quarter of 2018 was primarily attributable to RevPAR growth of 4.8%, moderate sublease revenue growth, the addition of a new L&O hotel and the conversion of three F&M to L&O hotels during this quarter; and was partially offset by the renovation of six L&O hotels during this quarter and the conversion of one L&O to F&M hotel after the second quarter of 2017.

•

Total revenues from franchised-and-managed hotels for the third quarter of 2018 were RMB179.7 million (US$26.2 million)[1], representing a 20.3% year-over-year increase. Total revenues from franchised-and-managed hotels for the first nine months of 2018 were RMB489.1 million (US$71.2 million) [1], representing a 23.5% year-over-year increase. Initial franchise fees increased 10.0% year-over-year in the third quarter of 2018, primarily due to the gross opening of 145 hotels in the third quarter of 2018 as compared to 109 hotels opened in the third quarter of 2017, as well as a temporary waiver of initial franchisee fees for Shell hotels, which opened during the third quarter of 2018. The 21.6% year-over-year increase in recurring franchisee management fees in the third quarter of 2018 was primarily due to RevPAR growth of 4.3% as well as growth in central reservation system (“CRS”) usage fees, annual IT and marketing fees and hotel manager fees, which in turn resulted from the increased number of hotels and hotel rooms in operation.

	Quarter Ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	USD
Initial franchise fee	16,390,047	18,035,149	2,625,968
Recurring franchise management fee	133,001,804	161,687,314	23,542,125
Revenues from franchised-and-managed hotels	149,391,851	179,722,463	26,168,093

	Nine months Ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	USD
Initial franchise fee	37,441,256	47,289,811	6,885,529
Recurring franchise management fee	358,449,229	441,811,230	64,328,950
Revenues from franchised-and-managed hotels	395,890,485	489,101,041	71,214,479

Total operating costs and expenses

	Quarter Ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	USD
Operating costs and expenses
Hotel operating costs	59,839,669	76,099,402	11,080,286
Selling and marketing expenses	10,280,954	11,319,534	1,648,156
General and administrative expenses	21,337,109	24,229,964	3,527,951
Other operating expenses	140,447	99,935	14,551
Total operating costs and expenses	91,598,179	111,748,835	16,270,944

	Nine months Ended
	September 30, 2017	September 30, 2018	September30, 2018
	RMB	RMB	USD
Operating costs and expenses
Hotel operating costs	174,600,016	206,844,187	30,117,092
Selling and marketing expenses	29,336,600	34,223,888	4,983,094
General and administrative expenses	57,918,345	69,781,751	10,160,417
Other operating expenses	1,288,613	278,527	40,554
Total operating costs and expenses	263,143,574	311,128,353	45,301,157

Hotel operating costs for the third quarter of 2018 were RMB76.1 million (US$11.1 million)1, representing a 27.2% year-over-year increase. Hotel operating costs for the first nine months of 2018 were RMB206.8 million (US$30.1 million)1, representing an 18.5% year-over-year increase. The year-over-year increase in the third quarter of 2018 were mainly attributable to the increased number of general managers in our hotel network and other costs associated with the expansion of our F&M hotels, and higher rental costs, utilities and personnel costs associated with the four new L&O hotels; and was partially offset by reduced rental costs, depreciation and amortization and operating costs related to the conversion of one L&O hotel.

	Quarter Ended
	September 30, 2017	September 30, 2018	September 30 2018
	RMB	RMB	USD
Rental	15,297,799	19,958,416	2,906,001
Utilities	4,447,308	5,376,412	782,821
Personnel cost	7,120,232	10,221,598	1,488,293
Depreciation and amortization	5,676,717	5,752,902	837,639
Consumable, food and beverage	3,876,273	5,039,899	733,823
Costs of general managers of franchised-and-operated hotels	13,683,435	19,132,342	2,785,722
Other costs of franchised-and-operated hotels	6,289,568	7,687,857	1,119,373
Others	3,448,337	2,929,976	426,614
Hotel Operating Costs	59,839,669	76,099,402	11,080,286

	Nine months Ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	USD
Rental	45,814,573	55,250,840	8,044,677
Utilities	13,236,956	15,591,749	2,270,202
Personnel cost	20,350,660	25,391,187	3,697,028
Depreciation and amortization	17,419,804	14,287,708	2,080,330
Consumable, food and beverage	9,424,743	14,079,286	2,049,983
Costs of general managers of franchised-and-operated hotels	40,361,514	50,447,624	7,345,315
Other costs of franchised-and-operated hotels	17,839,079	21,855,821	3,182,269
Others	10,152,687	9,939,972	1,447,288
Hotel Operating Costs	174,600,016	206,844,187	30,117,092

Selling and marketing expenses for the third quarter of 2018 were RMB11.3 million (US$1.6 million)1, compared to RMB10.3 million in the third quarter of 2017. Selling and marketing expenses for the first nine months of 2018 were RMB34.2 million (US$5.0 million)1, compared to RMB29.3 million in the first nine months of 2017. The year-over-year increase of 10.1% in the third quarter of 2018 was mainly attributable to model room construction, exhibition and other advertising and promotion expenses related to our three new business to mid-to-upscale brands, increased personnel, compensation and other costs (i.e. travel expenses) of business development personnel, as a result of the increased opening of hotels.

General and administrative expenses for the third quarter of 2018 were RMB24.2 million (US$3.5 million)1, compared to RMB21.3 million in the third quarter of 2017. General and administrative expenses for the first nine months of 2018 were RMB69.8 million (US$10.2 million)1, compared to RMB57.9 million in the first nine months of 2017. The year-over-year increase of 13.6% in the third quarter of 2018 was primarily attributable to increased share-based compensation expenses.

Gross profit for the third quarter of 2018 was RMB180.7 million (US$26.3 million)1, representing a year-over-year increase of 19.5%. Gross margin in the third quarter was 70.4%, compared to 71.7% a year ago. Gross profit for the first nine months of 2018 was RMB488.3 million (US$71.1 million)1, representing a year-over-year increase of 23.1%.

Income from operations for the third quarter of 2018 was RMB146.9 million (US$21.4 million)1, representing a year-over-year increase of 14.3%. Operating margin in the third quarter declined to 57.2%, compared to 60.9% a year ago. Income from operations for the first nine months of 2018 was RMB411.9 million (US$60.0 million)1, representing a year-over-year increase of 27.8%.

Adjusted EBITDA (non-GAAP) for the third quarter of 2018 was RMB156.5 million (US$22.8 million)1, a year-over-year increase of 24.2%. The adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 60.9% in the third quarter of 2018, compared to 59.6% in the third quarter of 2017. Adjusted EBITDA (non-GAAP) for the first nine months of 2018 was RMB409.2 million (US$59.6 million)1, a year-over-year increase of 24.6%.

Net income for the third quarter of 2018 was RMB152.4 million (US$22.2 million) 1, representing a year-over-year increase of 36.3%. Net margin in the third quarter was 59.3%, compared to 52.9% a year ago. Net income for the first nine months of 2018 was RMB339.8 million (US$49.5 million)1, a year-over-year increase of 15.2%. Core net income (non-GAAP) for the third quarter of 2018 was RMB125.3 million (US$18.2 million)1, representing a 30.3% year-over-year increase. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 48.8% in the third quarter of 2018, compared to 45.5% in the third quarter of 2017. Core net income (non-GAAP) for the first nine months of 2018 was RMB320.1 million (US$46.6 million)1, representing a 27.6% year-over-year increase.

Basic and diluted earnings per ADS for the third quarter of 2018 was RMB1.50 (US$0.22)1, representing a 23.0% year-over-year increase. Basic and diluted earnings per ADS was RMB3.46 (US$0.50)1 for the first nine months of 2018, representing a 7.1% year-over-year increase. Basic and diluted core net income per ADS (non-GAAP) were RMB1.23 (US$0.18)1 for the third quarter of 2018, representing a 17.1% year-over-year increase. Basic and diluted core net income per ADS (non-GAAP) were RMB3.26 (US$0.47) 1 for the first nine months of 2018, representing a 18.5% year-over-year increase.

Cash flow. Operating cash inflow for the third quarter of 2018 was RMB202.9million (US$29.5 million)1, due primarily to improved operating performance across our hotel portfolio. Operating cash inflow for the first nine months of 2018 was RMB402.3 million (US$58.6 million)1. Investing cash outflow for the third quarter of 2018 was RMB158.0 million (US$23.0 million)1, which was attributable primarily to RMB23.2 million in capital expenditure and RMB134.8 million in other investments, mainly including short-term investments and loans to franchisees and third parties. Investing cash outflow for the first nine months of 2018 was RMB335.2 million (US$48.8 million)1. Financing cash outflow for the third quarter of 2018 was nil while net financing cash inflow for the first nine months of 2018 was RMB604.6 million (US$88.0 million)1.

Cash and cash equivalents, restricted cash, Short-term investments and securities. As of September 30, 2018, the Company had a total balance of cash and cash equivalents, restricted cash, short term investments and securities of RMB1,996.3 million (US$290.7 million)1, as compared to RMB1,898.8 million as of June 30, 2018, primarily due to net operating cash inflow, offset by fixed asset and other investments.

Guidance

For the full year 2018, the Company reaffirms total revenue growth guidance of 20-25% from 2017.

The guidance set forth above reflects the Company’s current and preliminary view based on our estimates, may not be indicative of our financial results for future interim periods and the full year ended December 31, 2018 and is subject to change.

Conference Call

GreenTree’s management will hold an earnings conference call at 8:00 AM U.S. Eastern Time on November 19, 2018 (9:00 PM Beijing/Hong Kong Time on November 19, 2018).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201203
US	1-888-346-8982
Hong Kong	800-905945 or 852-3018-4992

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until November 26, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658

Passcode:	10125987

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from trading securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading franchised hotel operator in China. As of December 31, 2017, GreenTree had the highest proportion of franchised-and-managed hotels among the top four economy to mid-scale hotel networks in China. In 2017, GreenTree was the fourth largest economy to mid-scale hotel group in China in terms of number of hotel rooms according to the China Hospitality Association. The Company has built a strong suite of brands including its flagship “GreenTree Inns” brand as a result of its long-standing dedication to the hospitality industry in China, the consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has positioned its brands to appeal to value- and quality-conscious business and leisure travelers.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

---Financial Tables and Operational Data Follow—

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2018	September 30, 2018	September 30, 2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	161,963,665	839,157,006	122,183,606
Short-term investment	781,850,000	894,400,083	130,227,152
Trading securities	307,754,960	259,758,591	37,821,577
Accounts receivable, net of allowance for doubtful accounts	53,882,894	65,660,503	9,560,353
Amounts due from related parties	3,248,692	251,999	36,692
Prepaid rent	4,292,472	4,141,616	603,031
Inventories	2,355,154	1,434,132	208,814
Other current assets	127,269,801	66,495,332	9,681,905
Loans receivable, net	6,600,000	196,608,587	28,626,760
Deferred tax assets	36,207,884	28,222,162	4,109,226
Total current assets	1,485,425,522	2,356,130,011	343,059,116
Non-current assets:
Amounts due from a related party	2,600,000	—	—
Restricted cash	3,000,000	3,000,000	436,808
Loan receivable, net	—	26,900,000	3,916,715
Property and equipment, net	96,669,251	221,951,940	32,316,823
Intangible assets, net	3,727,383	16,100,662	2,344,301
Goodwill	2,959,183	4,314,981	628,273
Long-term investments	122,508,832	119,571,686	17,409,972
Other assets	5,741,301	11,741,301	1,709,568
Deferred tax assets	33,351,457	34,618,065	5,040,487
TOTAL ASSETS	1,755,982,929	2,794,328,646	406,862,063
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	7,293,341	8,788,268	1,279,596
Advance from customers	33,662,363	36,302,861	5,285,798
Amounts due to related parties	473,018	1,102,375	160,509
Salary and welfare payable	44,577,683	39,656,469	5,774,093
Deferred rent	2,916,205	4,355,231	634,134
Deferred revenue	109,101,986	142,546,431	20,755,159
Accrued expenses and other current liabilities	293,741,951	268,468,295	39,089,734
Income tax payable	103,830,578	95,764,800	13,943,623
Dividends payable	39,691,103	—	—
Deferred tax liabilities	27,745,951	17,380,672	2,530,674
Total current liabilities	663,034,179	614,365,402	89,453,320
Deferred rent	23,050,635	26,446,537	3,850,690
Deferred revenue	144,258,584	163,575,878	23,817,105
Other long-term liabilities	73,937,277	91,796,257	13,365,792
Deferred tax liabilities	5,797,260	7,073,087	1,029,861
Unrecognized tax benefits	113,299,633	157,713,855	22,963,578
Total liabilities	1,023,377,568	1,060,971,016	154,480,346
Shareholders’ equity:
Class A ordinary shares	160,189,926	217,421,867	31,657,232
Class B ordinary shares	140,696,841	115,534,210	16,822,104
Additional paid-in capital	212,309,734	994,486,411	144,800,001
Retained earnings	223,134,889	402,465,307	58,600,074
Accumulated other comprehensive loss	(4,086,149)	(2,444,241)	(355,888)
Total GreenTree Hospitality Group Ltd. shareholders’ equity	732,245,241	1,727,463,554	251,523,523
Non-controlling interests	360,120	5,894,076	858,194
Total shareholders’ equity	732,605,361	1,733,357,630	252,381,717
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,755,982,929	2,794,328,646	406,862,063

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Nine Months Ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	USD	RMB	RMB	USD
Revenues
Leased-and-operated hotels	47,930,487	57,384,611	8,355,360	136,757,301	151,300,547	22,029,783
Franchised-and-managed hotels	149,391,851	179,722,463	26,168,093	395,890,485	489,101,041	71,214,479
Membership fees	13,799,619	19,718,205	2,871,026	38,686,758	54,721,402	7,967,589
Total revenues	211,121,957	256,825,279	37,394,479	571,334,544	695,122,990	101,211,851
Operating costs and expenses
Hotel operating costs	(59,839,669)	(76,099,402)	(11,080,286)	(174,600,016)	(206,844,187)	(30,117,092)
Selling and marketing expenses	(10,280,954)	(11,319,534)	(1,648,156)	(29,336,600)	(34,223,888)	(4,983,094)
General and administrative expenses	(21,337,109)	(24,229,964)	(3,527,951)	(57,918,345)	(69,781,751)	(10,160,417)
Other operating expenses	(140,447)	(99,935)	(14,551)	(1,288,613)	(278,527)	(40,554)
Total operating costs and expenses	(91,598,179)	(111,748,835)	(16,270,944)	(263,143,574)	(311,128,353)	(45,301,157)
Other operating income	9,070,947	1,865,788	271,664	14,137,923	27,933,277	4,067,163
Income from operations	128,594,725	146,942,232	21,395,199	322,328,893	411,927,914	59,977,857
Interest income and other, net	7,552,058	14,991,069	2,182,742	20,222,932	31,114,962	4,530,425
Interest expense	(666,665)	—	—	(927,959)	—	—
Gains (losses) from trading securities	13,008,183	3,091,278	450,099	48,975,568	(27,945,284)	(4,068,911)
Other (income) expense, net	(376,223)	36,723,048	5,346,978	(446,041)	36,723,048	5,346,978
Income before income taxes	148,112,078	201,747,627	29,375,018	390,153,393	451,820,640	65,786,349
Income tax expense	(35,694,806)	(49,511,158)	(7,208,963)	(94,026,429)	(111,085,777)	(16,174,400)
Income before share of loss in equity investees	112,417,272	152,236,469	22,166,055	296,126,964	340,734,863	49,611,949
Share of (losses) gains in equity investees, net of tax	(637,240)	141,666	20,627	(1,150,687)	(948,358)	(138,084)
Net income	111,780,032	152,378,135	22,186,682	294,976,277	339,786,505	49,473,865
Net loss attributable to non-controlling interests	12,655	358,464	52,193	47,904	384,831	56,032
Net income attributable to ordinary shareholders	111,792,687	152,736,599	22,238,875	295,024,181	340,171,336	49,529,897
Net earnings per share
Class A ordinary share-basic and diluted	1.22	1.5	0.22	3.23	3.46	0.5
Class B ordinary share-basic and diluted	1.22	1.5	0.22	3.23	3.46	0.5
Net earnings per ADS
Class A ordinary share-basic and diluted	1.22	1.5	0.22	3.23	3.46	0.5
Class B ordinary share-basic and diluted	1.22	1.5	0.22	3.23	3.46	0.5
Weighted average shares outstanding
Class A ordinary share-basic and diluted	48,635,252	66,789,299	66,789,299	48,635,252	61,536,613	61,536,613
Class B ordinary share-basic and diluted	42,716,957	34,762,909	34,762,909	42,716,957	36,802,409	36,802,409
Other comprehensive income, net of tax
Foreign currency translation adjustments	(512,909)	(2,685,649)	(391,038)	(2,492,683)	(1,641,908)	(239,066)
Comprehensive income, net of tax	111,267,123	149,692,486	21,795,644	292,483,594	338,144,597	49,234,799
Comprehensive loss attributable to non-controlling interests	12,655	358,464	52,193	47,904	384,831	56,033
Comprehensive income attributable to ordinary shareholders	111,279,778	150,050,950	21,847,837	292,531,498	338,529,428	49,290,832

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Nine Months Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Operation activities:
Net income	111,780,032	152,378,135	22,186,682	294,976,277	339,786,505	49,473,865
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,266,013	7,453,263	1,085,216	18,940,093	17,405,012	2,534,218
Share of loss (gain) in equity method investments	637,240	(141,666)	(20,627)	1,150,687	948,358	138,084
Gains from disposal of a long-term investment	—	(36,723,048)	(5,346,978)	—	(36,723,048)	(5,346,798)
Interest income	(3,050,000)	(14,991,069)	(2,182,742)	(9,150,000)	(19,928,935)	(2,901,709)
Interest expense	666,665	—	—	927,959	—	—
Bad debt expense	784,648	623,470	90,779	1,939,171	1,322,173	192,512
(Gains) losses from trading securities	(13,008,183)	(3,091,278)	(450,099)	(48,975,568)	27,945,284	4,068,911
Loss on disposal of property and equipment	—	—	—	157,506	—	—
Foreign exchange loss (gain)	415,990	(4,904,076)	(714,047)	(882,266)	(5,518,929)	(803,571)
Share-based compensation	—	3,821,789	556,463	—	7,568,558	1,102,003
Changes in operating assets and liabilities:
Restricted cash	—	—	—	7,200,000	—	—
Accounts receivable	6,591,491	7,038,795	1,024,868	(19,653,723)	(12,429,842)	(1,809,820)
Prepaid rent	3,116,843	19,552	2,847	9,715,840	150,856	21,965
Inventories	(113,463)	265,681	38,684	(102,239)	1,227,103	178,670
Amounts due from related parties	3,923,740	148,694	21,650	7,359,458	1,670,817	243,276
Other current assets	(1,967,677)	(693,699)	(101,005)	(3,786,736)	(27,059,650)	(3,939,961)
Other assets	—	—	—	1,728,263	—	—
Accounts payable	1,113,255	(68,022)	(9,904)	3,228,697	269,186	39,194
Amounts due to related parties	258,363	148,655	21,645	2,796,777	629,357	91,636
Salary and welfare payable	2,907,810	(3,379,410)	(492,052)	2,229,131	(5,030,701)	(732,484)
Deferred revenue	23,131,108	16,195,785	2,358,152	37,798,634	52,761,739	7,682,257
Advance from customers	8,273,576	3,111,537	453,048	20,049,623	2,640,498	384,464
Accrued expenses and other current liabilities	15,517,019	24,458,339	3,561,203	31,050,187	(2,756,027)	(401,285)

	Quarter Ended			Nine Months Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Income tax payable	25,374,238	31,644,131	4,607,474	(1,819,136)	(4,895,783)	(712,840)
Unrecognized tax benefits	(12,941,734)	(2,526,933)	(367,929)	1,802,524	44,414,222	6,466,835
Deferred rent	(8,268,696)	6,878,075	1,001,467	(19,160,087)	4,834,928	703,979
Other long-term liabilities	3,435,645	8,384,000	1,220,734	3,262,752	17,858,980	2,600,317
Deferred taxes	(1,198,750)	6,836,404	995,400	4,591,666	(4,784,588)	(696,649)
Net cash provided by operating activities	173,645,173	202,887,104	29,540,929	347,375,490	402,306,073	58,576,889
Investing activities:
Purchases of property and equipment	(5,877,080)	(1,547,609)	(225,336)	(12,987,482)	(114,555,864)	(16,679,653)
Purchases of intangible assets	(15,386)	(1,950,000)	(283,925)	(15,386)	(2,850,000)	(414,968)
Increase in long-term investments	(100,701,474)	—	—	(100,701,474)	—	—
Acquisitions, net of cash received	—	(13,698,384)	(1,994,523)	—	(13,698,384)	(1,994,523)
Proceeds from disposal of a long-term investment	—	89,182,803	12,985,265	—	89,182,803	12,985,265
Prepayments for investments	—	(6,000,000)	(873,617)	—	(6,000,000)	(873,617)
Purchases of short-term investments	—	(92,693,808)	(13,496,478)	—	(884,360,449)	(128,765,354)
Proceeds from short-term investments	—	50,701,216	7,382,239	—	795,935,220	115,890,393
Proceeds from disposal of property and equipment	300,000	—	—	1,900,000	—	—
Purchases of trading securities	(2,943,000)	(40,879)	(5,952)	(39,972,398)	(4,836,717)	(704,240)
Proceeds from disposal of trading securities	7,355,677	6,015,829	875,922	38,752,543	24,887,802	3,623,734
Loan to related parties	—	—	—	(1,000,000)	—	—
Loan to third parties	—	(156,819,164)	(22,833,309)	—	(166,819,164)	(24,289,337)
Loan to franchisees	—	(35,629,423)	(5,187,744)	(6,600,000)	(63,429,423)	(9,235,501)
Repayment from franchisees	—	4,489,937	653,747	—	11,329,937	1,649,671
Net cash (used in) provided by investing activities	(101,881,263)	(157,989,482)	(23,003,711)	(120,624,197)	(335,214,239)	(48,808,130)
Financing activities:
Distribution to the shareholders	—	—	—	(9,651,158)	(200,532,021)	(29,198,023)
Income tax paid related to the above distribution	—	—	—	—	(3,000,000)	(436,808)
Proceeds from short-term borrowings	—	—	—	60,000,000	—	—
Changes in restricted cash	(36,850,000)	—	—	(821,850,000)	—	—
Proceeds from IPO, net of capitalized expenses	—	—	—	—	833,202,245	121,316,576
Payment for initial public offering costs	—	—	—	—	(25,087,646)	(3,652,831)

	Quarter Ended			Nine Months Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by (used in) financing activities	(36,850,000)	—	—	(771,501,158)	604,582,578	88,028,914
Effect of exchange rate changes on cash and cash equivalents	(928,899)	4,904,076	714,049	(1,610,415)	5,518,929	803,571
Net increase (decrease) in cash and cash equivalents	33,985,011	49,801,698	7,251,267	(546,360,280)	677,193,341	98,601,244
Cash and cash equivalents at the beginning of the period	316,437,644	789,355,308	114,932,339	896,782,935	161,963,665	23,582,362
Cash and cash equivalents at the end of the period	350,422,655	839,157,006	122,183,606	350,422,655	839,157,006	122,183,606
Supplemental disclosure of cash flow information:
Income taxes paid	(24,732,129)	(13,557,556)	(1,974,018)	(89,757,519)	(76,351,926)	(11,117,054)
Interest paid	(666,665)	—	—	(927,959)	—	—
Supplemental schedule of non-cash investing and financing activities
Acquisition of investment through conversion of loan	—	(8,225,876)	(1,197,711)	—	(8,225,876)	(1,197,711)

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Nine Months Ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	USD	RMB	RMB	USD
Net income	111,780,032	152,378,135	22,186,682	294,976,277	339,786,505	49,473,865

Deduct:
Other operating income	9,070,947	1,865,788	271,664	14,137,923	27,933,277	4,067,163
Interest income and other, net	7,552,058	14,991,069	2,182,742	20,222,932	31,114,962	4,530,425
Gains from trading securities	13,008,183	3,091,278	450,099	48,975,568	—	—
Share of gain in equity investees, net of tax	—	141,666	20,627	—	—	—
Other income, net	—	36,723,048	5,346,978	—	36,723,048	5,346,978
Add:
Other operating expenses	140,447	99,935	14,551	1,288,613	278,527	40,554
Income tax expense	35,694,806	49,511,158	7,208,963	94,026,429	111,085,777	16,174,400
Share of loss in equity investees, net of tax	637,240	—	—	1,150,687	948,358	138,084
Interest expense	666,665	—	—	927,959	—	—
Share-based compensation	—	3,821,789	556,463	—	7,568,558	1,102,003
Depreciation and amortization	6,266,013	7,453,263	1,085,216	18,940,093	17,405,012	2,534,218
Losses from trading securities	—	—	—	—	27,945,284	4,068,911
Other expense, net	376,223	—	—	446,041	—	—
Adjusted EBITDA (Non-GAAP)	125,930,238	156,451,431	22,779,765	328,419,676	409,246,734	59,587,469

	Quarter Ended			Nine Months Ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	USD	RMB	RMB	USD
Net income	111,780,032	152,378,135	22,186,682	294,976,277	339,786,505	49,473,865

Deduct:
Government subsidies (net of 25% tax)	6,172,500	1,049,804	152,854	7,665,746	11,362,580	1,654,423
Gains from trading securities (net of 25% tax)	9,756,137	2,318,459	337,574	36,731,676	—	—
Reimbursement related to the ADS program	—	—	—	—	9,271,648	1,349,978
Other income, net (net of 25% tax)	—	27,542,286	4,010,234	—	27,542,286	4,010,234
Add:
Share-based compensation	—	3,821,789	556,463	—	7,568,558	1,102,003
Losses from trading securities (net of 25% tax)	—	—	—	—	20,958,962	3,051,683
Other expense (net of 25% tax)	282,167	—	—	334,531	—	—
Core net income (Non-GAAP)	96,133,562	125,289,375	18,242,483	250,913,386	320,137,511	46,612,916
Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	1.05	1.23	0.18	2.75	3.26	0.47
Class B ordinary share-basic and diluted	1.05	1.23	0.18	2.75	3.26	0.47

Operational Data

	As of September 30, 2017	As of September 30, 2018
Total hotels in operation:	2,119	2,558
Leased and owned hotels	27	30
Franchised hotels	2,092	2,528
Total hotel rooms in operation	178,535	209,463
Leased and owned hotels	3,396	3,857
Franchised hotels	175,139	205,606
Number of cities	244	278

	Quarter Ended
	September 30, 2017	September 30, 2018
Occupancy rate (as a percentage)
Leased and owned hotels	76.9%	72.6%
Franchised hotels	87.7%	87.5%
Blended	87.4%	87.2%
Average daily room rate (in RMB)
Leased and owned hotels	189	210
Franchised hotels	159	166
Blended	160	167
RevPAR (in RMB)
Leased and owned hotels	145	152
Franchised hotels	139	145
Blended	140	146

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	As of September 30, 2017	As of September 30, 2018	As of September 30, 2017	As of September 30, 2018
Economy hotels	201	358	11,307	19,160
Vatica	92	117	6,822	8,698
Shell	109	241	4,485	10,462
Mid-scale	1,878	2,119	162,490	181,434
GreenTree Inn	1,655	1,824	144,639	158,174
GT Alliance	223	294	17,851	23,199
无眠酒店[1] (Wumian Hotel)	—	1	—	61
Business to Mid-to-up-scale	40	81	4,738	8,869
GreenTree Eastern	40	74	4,738	8,270
Gme	—	2	—	170
Gya	—	1	—	70
VX	—	4	—	359
Total	2,119	2,558	178,535	209,463

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: khui@christensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com